SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: December, 2011

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza 9th floor, Toronto, Ontario, M5H 1H1

(416) 866-4269

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-177640) and Form F-9 (File No. 333-174823) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: December 2, 2011	By:	/s/ Maria Theofilaktidis
	Name:	Maria Theofilaktidis
	Title:	Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2011 Annual Financial Statements

99.2	2011 Management’s Discussion and Analysis